SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Farm Family Holdings, Inc.
                -------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                -------------------------------------------------
                         (Title of Class of Securities)

                                   307901108
                -------------------------------------------------
                                 (CUSIP NUMBER)

                            Dennis P. McConnell, Esq.
                        c/o Dolgenos Newman & Cronin LLP
                                96 Spring Street
                            New York, New York 10012
                                 (212) 925-2800
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2000
                -------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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                                  SCHEDULE 13D

CUSIP No.  307901 10 8                     Page  2  of 8  Pages
- ------------------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Parsimony Limited
        ----------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
        ----------------------------------------------------------------------
        3   SEC USE ONLY

        ----------------------------------------------------------------------
        4   SOURCE OF FUNDS*

                 WC
        ----------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]

        ----------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Jersey, Channel Islands
        ----------------------------------------------------------------------
        NUMBER OF     7   SOLE VOTING POWER

         SHARES            403,500 shares
                     ---------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER

         OWNED BY               0
                     ---------------------------------------------------------
           EACH       9   SOLE DISPOSITIVE POWER

        REPORTING          403,500 shares

                     ---------------------------------------------------------
       PERSON WITH   10   SHARED DISPOSITIVE POWER

                                0
        ----------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               403,500 shares
        ----------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
        -----------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
        -----------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

                 CO
        -----------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 3 of 8  Pages




Item 1. Security and Issuer.

         Farm Family, Inc. (the "Issuer")
         344 Route 9W
         Glenmont, NY  12077

         Common Stock, $0.01 par value (the "Common Stock")


Item 2. Identity and Background

I.   Reporting Person

     (a)  Name of Person Filing.

     This statement is being filed on behalf of PARSIMONY LIMITED


     (b)  Residence or Business Address.

     The Reporting Person has its principal business at:

         Piermont House
         33/35 Pier Road
         St. Helier, Jersey
         Channel Islands JE4 8X3

     (c)  Principal Occupation.

     The Reporting Person is an investment management holding company.

     (d)  and (e)

     The Reporting Person has not, during the last five years, been convicted in any criminal proceeding and has not and is not subject to any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship.

     The Reporting Person is a citizen of Jersey, Channel Islands



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                                                              Page 4 of 8 Pages

II.  Names  of  Directors  and  Executive   Officers  of:  PARSIMONY LIMITED


Directors:                      Business Address:
----------                      -------------------
Maria Vittoria Padulli          Piermont House
                                33/35 Pier Road
                                St. Helier, Jersey
                                Channel Islands


Officers                      Address
---------                   -----------
Luka Padulli                33/35 Pier Road, St. Helier, Jersey, Channel Islands
Richard Hutchings           33/35 Pier Road, St. Helier, Jersey, Channel Islands
Rod Morley                  33/35 Pier Road, St. Helier, Jersey, Channel Islands
Maria Vittoria Padulli      33/35 Pier Road, St. Helier, Jersey, Channel Islands

Citizenship:
---------------
Luka Padulli               Italy
Richard Hutchings          United Kingdom
Rod Morley                 United Kingdom
Maria Vittoria Padulli     Italy

     None of the Directors or Executive Officers of the Reporting Person, listed above, has, during the last five years, been convicted in any criminal proceeding and has not and is not subject to any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the Common Stock purchased by Parsimony Limited was $14,424,000. The shares were purchased in open market brokerage transactions. All of the funds required for these purchases were obtained from the working capital of Parsimony Limited.


Item 4. Purpose of Transaction.

     The purpose of the transactions is for the Reporting Person to hold a long term interest in the capital of the Issuer. The Reporting Person acquired the shares in the ordinary course of its business.


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                                                              Page 5 of 8 Pages


     Except as provided above, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving, the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.



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                                                              Page 6 of  8 Pages

Item 5. Interest in Securities of the Issuer.

(a)  Amount beneficially owned and percentage of class

     As of the date hereof and subject to the arrangements described in item 6 below, the Reporting Person is the direct beneficial owner of 403,500 shares of the Common Stock of the Issuer, representing approximately 6.6% of the issued and outstanding shares of the Common Stock of the Issuer.




(b)  Number of shares as to which the Reporting Person has:

     (i)  Sole power to vote or direct the vote: 403,500

     (ii) shared power to vote or direct the vote: 0

     (iii) sole power to dispose or direct disposition: 403,500

     (iv) shared  power to dispose or to direct  disposition: 0


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                                                             Page 7 of 8 Pages


(c) Other than the acquisition of the 403,500 shares of Common Stock, the Reporting Person has not effected any transactions in the Common Stock in the past sixty days.

     To the best knowledge of the Corporation, none of its executive officers or director has effected any transactions in the Common Stock of the Issuer in the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7. Material to be Filed as Exhibits.

     None


              [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]


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                                                             Page 8  of 8  Pages


                                    SIGNATURE


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(i), we agree that this statement is filed on behalf of each of us.


Dated: March 13, 2000

                              PARSIMONY LIMITED


                              By:   /s/ RICHARD HUTCHINGS
                                     Richard Hutchings, authorized signatory





      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).